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August 7, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3010 100 F Street, N.E., Washington, D.C. 20549	Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Kevin Woody, Branch Chief Wilson K. Lee Jerard Gibson Stacie Gorman

Re:	Kennedy-Wilson Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Form 10-Q for Quarterly Period Ended March 31, 2014

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on July 24, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended March 31, 2014. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 1. Business

Business Segments

Investment Account, page 2

1.	We note that your loan investment portfolio has increased significantly. Please expand your disclosure in this section in future Exchange Act periodic reports to fully discuss credit quality of these assets, including mortgage debt. Provide sample disclosure in your response or, alternatively, advise as to why you believe such disclosure is not material.

August 7, 2014

Response: The Company respectfully acknowledges that it, together with its equity partners, has made significant investments in its loan investment portfolio. In response to the Staff’s comment, the Company will include disclosure similar to the following in future Exchange Act periodic reports:

“The Company’s loan investment portfolio is principally related to loans acquired at a discount from their contractual balance due as a result of deteriorated credit quality of the borrower. Such loans are underwritten by the Company based on the value of the underlying real estate collateral. Due to the discounted purchase price, the Company seeks and is generally able to accomplish near term realization of the loan in a cash settlement or by obtaining title to the property. Accordingly, the credit quality of the borrower is not of substantial importance to the Company’s evaluation of the risk of recovery from the investment.”

Item 2. Properties

Consolidated Properties by Region, page 18

2.	In future Exchange Act periodic reports, please revise your footnote 1 disclosure to clarify the impact of abatements and concessions, on both a total and per square foot basis or include separate column of average effective rents. Alternatively, please explain how such figures are immaterial.

Response: In response to the Staff’s comment, the Company will add a column of average effective rents to the consolidated properties by region table.

3.	We note that you have provided disclosure regarding your wholly-owned properties. In future Exchange Act periodic reports, please also provide disclosure regarding the properties in which you have an interest, or tell us why you believe this disclosure is not material. Further, please disclose the percentage you own in these properties.

Response: In response to the Staff’s comment, in future Exchange Act periodic reports, the Company will disclose property information by region for all consolidated properties, including those that are less than wholly-owned. The information will follow the form of what is currently presented for consolidated properties by region, while adding a column for the Company’s ownership percentage range in each regional category. In future periodic reports, the Company will also update the first line under Item 2 to clarify that the disclosure includes all consolidated real estate by replacing reference to “wholly owned properties” with “consolidated properties.”

4.	In future Exchange Act periodic reports please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

Response: The Company advises the Staff that, in future periodic reports, it will disclose in Item 2, the lease expirations for all consolidated properties for the next ten years.

August 7, 2014

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Real Estate Acquisitions, page 55

5.	Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response: The Company advises the Staff that in connection with each property it acquires, extensive acquisition due diligence is performed that includes a detailed review of the in place leases. Also, the Company performs extensive analysis in connection with acquisition-related accounting (including the computation of acquired intangible lease assets and liabilities) which utilizes the information available as a result of the acquisition due diligence. In its analysis, the Company has not yet found any lease (or group of leases at an acquired property) with below market lease renewal options whose effect was material to the Company’s financial position. Further, because renewal options extend the time over which the associated below market lease liability is amortized, no significant impact to the current nor future results of operations has been identified. The analysis is performed on a per-asset basis and at the time of recording the acquisition. Given that below market lease renewals options have not been material, the Company conservatively assumes that any leases renewable at below market terms will be renewed and further policy developments have not been necessary.

In addition, as of December 31, 2013, investments in multifamily properties comprised more than half of the Company’s consolidated real estate assets. The nature of multifamily leases significantly reduces the exposure to below market rents due to the short term nature of multifamily leases. In connection with acquisition accounting, the Company considers the existence of any tenants subject to “rent control” and has not yet identified any significant exposure to rent control for any of the acquired multifamily properties.

As of December 31, 2013, investments in commercial properties were the next largest category of the Company’s consolidated real estate assets (16%). There are six commercial assets, three of which are leased at or above market rates. Except as noted below, all tenants with below market in place rents and renewal options require a market-rate reset in the renewal. Using the conservative approach discussed above (appropriate based on materiality), the aggregate of the below market rents was immaterial.

The remaining assets in the Company’s consolidated real estate portfolio comprise of non-leased assets (land, single family homes, a hotel and condominium units) and seven immaterial retail properties. The non-leased assets are only impacted by immaterial ancillary leases and the retail properties, though including certain below market leases (and renewals) that are somewhat significant to the individual properties, are immaterial to the Company’s consolidated financial statements.

August 7, 2014

The Company advises the Staff that its investment approach has generally sought to identify investment opportunities where it can add value. Extended below market lease terms tend to impair the Company’s ability to add such value and although certain instances may exist, if the impact were to be material from a financial statement perspective, it would likely also materially impair the Company’s interest in the acquisition. Accordingly, the Company submits to the Staff that the likelihood of a material impact as a result of fixed rate below market lease renewal options is substantially mitigated by its investment approach.

The Company acknowledges the Staff’s concern regarding this topic and as the Company continues an active acquisition strategy it will consider any appropriate effects in its Exchange Act periodic reports. In the event that such intangible lease liabilities became material, the Company will update its summary of significant accounting policies and related intangible lease disclosures to more specifically acknowledge the effects and manner of computation of below market lease renewal options.

Note 4 – Real Estate, pages 59-61

6.	We note that during the year ended December 31, 2013 and the subsequent quarterly period ended March 31, 2014, amendments of existing operating agreements governing certain properties resulted in you gaining control of these properties. Please tell us and describe the pre-existing terms and the changes that were made to these operating agreements. In addition, please cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon that resulted in the change from equity method to consolidation treatment.

Response: The Company acknowledges the Staff’s comment on the amendments of existing operating agreements governing certain properties which resulted in the Company gaining control over such properties. The Company advises the Staff that the Company’s objective is to control its investments whenever possible. The facts and circumstances of each individual transaction dictate whether such control is appropriate for a given asset or group of assets, as does the Company’s equity partners’ investment intentions and needs. In order to exert more control over existing investment vehicles, the Company has in recent periods sought changes to the structures and agreements of its jointly held investments in a way that would give the Company control and could be accomplished through revisions to the existing operating agreements that were acceptable to both the Company and its equity partners.

The joint venture (“JV”) that was consolidated during the year ended December 31, 2013 was originally formed in December 2012 for the purpose of acquiring a property in California. The JV was structured with 50% of the capital provided by the Company as the general partner and the remaining 50% by the Company’s venture partner (the “LP”). At the time the JV was formed, the Company concluded based on ASC 810-10 that despite the presumption

August 7, 2014

of control by the Company, the general partner (“GP”) of the JV, the LP’s approval over numerous substantive decisions represented “the ability to block actions proposed by the investor that has a majority voting interest” (ASC 810-10-25-6) and that this blocking power exceeded the threshold of protection and accordingly overcame the presumption of control by the GP. The LP approval rights formerly included such items as:

•	annual budget establishment, adjustment and overage;

•	financing/ refinancing the underlying real estate asset; and

•	sale of the underlying real estate asset.

The Company concluded that the LP held substantive participation by way of these approval rights which precluded control of the JV by the Company and therefore this JV was originally accounted for as an equity method investment

During the fourth quarter of 2013, the Company successfully negotiated with the LP to amend the operating agreement of the JV to give the Company full operational control over the real estate asset. While the LP retains the ability to block certain decisions under the amended and restated operating agreement, these decisions are now limited solely to matters which are “protective in nature” (such as amending governing documents and conflict of interest transactions between the JV and the Company). Each of the former substantive participating rights noted above were excluded from the amended and restated agreement’s list of approval rights. Further, there were no removal rights or other factors in the original agreement that precluded control of the real estate venture by the Company. Pursuant to the guidance set forth in ASC 810-25-10 & 11, the Company determined that unlike substantive participation rights, these “protective rights” held by the LP were not enough to overcome the presumption that the GP (the Company) controls the JV and ultimately the underlying real estate asset. The Company submits to the Staff that given that the Company now controls the JV and the ultimate real estate asset held by the JV under the amended and restated operating agreement, it concluded that it was required to change the accounting treatment of this JV from the equity method to consolidated treatment pursuant to ASC Topic 810.

The Company advises the Staff that another six ventures were originally structured similar to the JV discussed in detail above (and with the same venture partner as the JV discussed above). The original structure precluded control of the real estate by the Company due to the same substantive participating rights held by the equity partner. During the first quarter of 2014, each of the six operating agreements were amended and restated with substantially the same terms as discussed above for the JV which removed all substantive participation rights originally held by the equity partner and effectively gave operational control over the real estate assets to the Company. Accordingly the Company concluded for each of these amended structures that it had obtained definitive substantive control and accordingly should consolidate these investments pursuant to ASC Topic 810.

August 7, 2014

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014

Note 1 – Basis of Presentation, page 7

7.	We note that you are required to consolidate KWE’s results due to the terms provided in the investment management agreement. Please tell us and describe the terms referred to in greater detail and cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon to justify consolidation of KWE.

Response: The Company advises the Staff that consistent with its objective to have operational control over its real estate investments as described in detail in its response to comment number 6 above, as the sponsor of Kennedy Wilson Europe Real Estate plc (“KWERE”) in its initial public offering, the Company negotiated with its underwriters to establish terms giving the Company operational control over KWERE. The Company acquired approximately 12% of the total issued share capital of KWERE, making it the largest shareholder at its initial public offering. Simultaneous with the initial public offering, the Company was also appointed as KWERE’s external investment manager. As KWERE’s investment manager, the Company is responsible for making all major and ordinary course of business decisions except in the event that the decisions involve a conflict of interest between KWERE and the Company, which the Company deemed as a protective right pursuant to ASC 810-10-25.

The Company advises the Staff that it carefully considered the consolidation evaluation resulting in the consolidation of a less than 50% owned investee. The consolidation guidance provides that in the event a minority shareholder holds substantive participating rights (whether granted by contract or law), the presumption of control by the majority owner is overruled. Some examples of such substantive participating rights for minority shareholders described in ASC paragraph 810-10-25-11 include rights that would allow the minority shareholder to effectively participate in: (i) selecting, terminating and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

The Company advises the Staff that no other shareholder of KWERE holds any substantive participating rights, including the examples listed above. KWERE is externally managed based on the terms of the management agreement between the Company and KWERE. The operating and capital decisions for KWERE all reside with the Company as its investment manager and no other shareholders are involved in the budgeting process.

The Company also considered whether any other provisions could be enforced to overcome the apparent control of the Company as KWERE’s minority shareholder. ASC Subtopic 810-20 specifies that the presumption that the “general partner” has control over a limited partnership is overcome when the limited partners have the substantive ability to dissolve the limited partnership or have the ability to remove the general partner without cause. As provided in the guidance, these rights are substantive when: (i) such rights can be exercised by a single limited partner or by a vote of a simple majority of the limited partners’ voting interests held by parties

August 7, 2014

other than the general partner and entities under common control with the general partner; and (ii) the limited partners holding these rights have the ability to exercise those rights if they choose to do so (i.e., there are no significant barrier to the exercise of the rights).

The Company advises the Staff that the shareholders of KWERE do have the right to remove the Company as the investment manager. In order to exercise this right, however, shareholders holding more than 75% of the voting shares (excluding shares held by the Company) must vote in favor of removal. Thus, the Company concluded that the voting threshold to enforce the right is significantly in excess of the simple majority referred to in ASC Subtopic 810-20. The Company also respectfully advises the Staff that if the removal right is exercised by the other KWERE shareholders, a payment of three years of management fees to the Company is triggered. The Company concluded, based on the available guidance, that this represents a significant barrier to the exercise of the removal rights. Accordingly, the Company submits that the removal rights provided to shareholders in the management agreement are not substantive, but rather protective in nature.

The Company also examined EITF 96-16, Investors Accounting for an Investee when the Investee has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights, as a basis to consider whether a corporate model (rather than a partnership model described above) may lead to alternative conclusions. EITF 96-16 provides that the “presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances.” The judgment referred to in the EITF considers factors such as those addressed above (such as removal and approval rights). The Company advises the Staff that the Company effectively holds all of the day-to-day decision making power of KWERE. As noted above, the Company did not find any instances, other than protective veto rights noted above, that reflect substantive participation by the other shareholders of KWERE. The Company concluded that just as the effective control by the GP was not overcome by other provisions in a partnership model, the presumed control by the Company as the effective majority vote holder also was not overcome under a corporate model.

Note 4 – Real Estate and In-Place Lease Value, page 9

8.	Based on the information provided within the table, it appears the portfolio of commercial properties acquired by KWE on March 28, 2014 is significant to require financial information pursuant to Rule 3-14 of Regulation S-X. Please clarify.

Response: The Company acknowledges the Staff’s comment and informs the Staff that, after evaluating the referenced investment at the time of acquisition in accordance with Rule 3-14 of Regulation S-X (“Rule 3-14”) and the available guidance, the Company determined that its investment in the property was not significant and did not require the filing of financial information pursuant to Rule 3-14. The referenced portfolio of commercial properties (total of 26 separate properties located across the United Kingdom) was acquired by Kennedy Wilson Europe Real Estate plc (“KWERE”), an entity that is externally managed by the Company and listed on the London Stock Exchange. The Company directs the Staff to the Company’s response to comment number 7 above for a detailed discussion of KWERE and its relationship with the Company.

August 7, 2014

The significance test set forth in Section 2315.1 of the Commission’s Financial Reporting Manual (the “Manual”) provides that when a registrant is determining the significance of an acquisition of a real estate asset under Rule 3-14, the registrant should evaluate the size of “the registrant’s investment in the property” relative to the registrant’s consolidated financial position. The Company applies this investment test to each of its real estate asset acquisitions irrespective of whether such investment is consolidated on its financial statements or accounted for by the Company via the equity method (looking at the Company’s share of the equity and any assumed debt). In applying the investment test set forth in Section 2315.1 of the Manual, the Company compared the size of the Company’s total investment in the portfolio of properties (£17.6 million or approximately $29.9 million), or 12.2% of the total purchase price of £144 million paid by KWERE (approximately $244.8 million). KWERE did not assume any debt, nor assume any guarantees, in closing this investment and therefore the Company did not need to evaluate its share of any debt. After comparing the size of the Company’s investment in the portfolio of properties against its total assets as of the year ended December 31, 2013, the Company determined that the investment was not significant and therefore would not require the financial information pursuant to Rule 3-14.

The Company’s application of the investment test set forth in Section 2315.1 of the Manual is supported by the differences that exist between such investment test and the comparable test set forth in Rules 3-05 and Rule 1-02(w) of Regulation S-X. Rule 3-05 of Regulation S-X refers a registrant to three different significance tests set forth in Rule 1-02(w) of Regulation S-X, one of which is an investment test. Rule 1-02(w) provides that an investment is significant if the “registrant and its other subsidiaries investments” in a business exceeds 10 percent (20 percent pursuant to Rule 3-05) of the registrant’s consolidated financial position. As described above, the investment test set forth in Section 2315.1 of the Manual only refers to the “registrant’s investment in the property” and does not refer to its subsidiaries (consolidated, majority-owned or otherwise).

In addition, the Company notes that Item 2.01 of Form 8-K only requires disclosure of certain information if the “registrant or any of its majority-owned subsidiaries has completed the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business.” “Majority-owned subsidiary” is defined as a subsidiary more than 50 percent of whose outstanding voting shares are owned by its parent and/or the parent’s other majority-owned subsidiaries. As discussed in the Company’s response to comment 7 above, on March 28, 2014, the Company only owned approximately 12% of the total issued share capital of KWERE and therefore KWERE (the acquiring entity of the portfolio of commercial assets) was not a “majority-owned subsidiary” of the Company at the time of the closing of the acquisition. Therefore, no Item 2.01 Form 8-K filing was required. This result is consistent with the investment test set forth in Section 2315.1 of the Manual.

August 7, 2014

The Company acknowledges the Staff’s concern regarding this topic. In future periodic filings, the Company will include in its real estate footnote to the financial statements, its equity position in all consolidated real estate investments. The Company respectfully submits to the Staff that this additional information in its future periodic reports should further help its shareholders understand the Company’s investment position in all of its assets. In the event that any of its investments, whether through KWERE or otherwise, is “significant” as defined under Rule 3-14 and Section 2315.1 of the Commission’s Financial Reporting Manual, the Company will file the required financial information pursuant to Rule 3-14.

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Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.

Justin Enbody, Kennedy-Wilson Holdings, Inc.

In Ku Lee, Kennedy-Wilson Holdings, Inc.